AMN Healthcare Services, Inc.
12400 High Bluff Drive
Suite 100
San Diego, California 92130

January 10, 2020
VIA EDGAR

Amy Geddes
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:	AMN Healthcare Services, Inc. Form 10-K for the Year Ended December 31, 2018 Filed February 21, 2019 Form 8-K filed October 31, 2019 File No. 001-167533

Dear Ms. Geddes:
AMN Healthcare Services, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission, dated December 19, 2019, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Company’s Current Report on Form 8-K filed October 31, 2019.
For the convenience of the Staff, set forth below are the Staff’s comments followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended December 31, 2018
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 27

1.
Please quantify all variance factors cited pursuant to section 501.04 of staff's Codification of Financial Reporting so that investors may readily understand the magnitude of each. Also, please note citing factors such as operating results and changes in balance sheet items may not provide a sufficient basis to understand how operating cash between comparative periods was affected and varied. In this regard, supplement your analysis with the material drivers underlying the factors cited, as appropriate. Refer to section IV.B.1 of Release No. 33-8350 for guidance.

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will enhance its disclosure of operating cash flow to quantify all variance factors cited pursuant to section 501.04 of the Codification of Financial Reporting.

An example of disclosure we would include in future filings, as it relates to net cash provided by operating activities for 2018 compared to 2017, would read as follows:

Net cash provided by operating activities for 2018, 2017 and 2016 was $227.0 million, $160.5 million and $133.9 million, respectively. The increase in net cash provided by operating activities for 2018 from 2017 was primarily attributable to (1) increases in accounts payable and accrued expenses between periods of $25.0 million due to timing of payments and an increase in accruals related to the probable settlements of two legal matters, (2) a decrease in income taxes receivable between periods of $30.6 million due to an overpayment of estimated tax in 2017 that offset income tax liability in 2018, and (3) a decrease in prepaid expenses between periods of $6.8 million due to lower insurance prepayments and timing of payments. Our Days Sales Outstanding was 64 and 63 days at December 31, 2018 and December 31, 2017, respectively.

Form 8-K filed October 31, 2019 pursuant to Item 2.02

Press Release by the Company on October 31, 2019 for the Quarterly Period Ended
September 30, 2019 (Exh. 99.1)
Reconciliation of Non-GAAP Items, page 9

2.
Please revise the format of your non-GAAP reconciliations here and for the applicable guidance to reconcile from the most comparable GAAP measure to the corresponding non-GAAP measure for equal or greater prominence of the GAAP measure. Refer to Question 102.10 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” for guidance.

The Company respectfully acknowledges the Staff’s comment. In future earnings releases, the Company will revise the format of its non-GAAP reconciliations to reconcile from the most comparable GAAP measure to the corresponding non-GAAP measure for equal or greater prominence of the GAAP measure.

An example of the format we would use in future earnings releases, as it relates to the reconciliation of net income to Adjusted EBITDA for the three months ended June 30, 2019 and the three and nine months ended September 30, 2019 and guidance for the three months ended December 31, 2019, would appear as follows:

AMN Healthcare Services, Inc.
Supplemental Financial and Operating Data
(dollars in thousands, except per share data and operating data)
(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
	2019	2018	2019	2019	2018
Revenue
Nurse and allied solutions	$362,533	$306,292	$331,627	$1,031,189	$977,199
Locum tenens solutions	84,164	101,102	82,074	246,728	311,516
Other workforce solutions	120,900	119,448	121,476	357,298	318,724
	$567,597	$526,842	$535,177	$1,635,215	$1,607,439

Reconciliation of Non-GAAP Items:

Net income	$23,515	$27,918	$28,869	86,506	$106,128
Income tax expense	8,394	10,068	10,222	23,873	30,163
Income before income taxes	31,909	37,986	39,091	110,379	136,291
Interest expense, net, and other	7,830	4,649	6,065	19,568	16,360
Income from operations	39,739	42,635	45,156	129,947	152,651
Depreciation and amortization	17,085	11,296	12,718	41,513	29,788
Share-based compensation (1)	2,825	1,809	3,702	11,713	7,954
Acquisition, integration, and other costs (2)	9,602	(452)	5,156	18,787	1,474
Legal settlement accrual increases (3)	—	12,140	—	—	12,140
Adjusted EBITDA (4)	$69,251	$67,428	$66,732	$201,960	$204,007

Adjusted EBITDA margin (5)	12.2%	12.8%	12.5%	12.4%	12.7%

Segment operating income (6)
Nurse and allied solutions	$47,544	$42,165	$48,694	$144,160	$137,906
Locum tenens solutions	6,156	10,992	7,128	18,985	34,321
Other workforce solutions	27,806	29,010	27,127	81,121	77,437
	81,506	82,167	82,949	244,266	249,664
Unallocated corporate overhead	12,255	14,739	16,217	42,306	45,657
Adjusted EBITDA (4)	$69,251	$67,428	$66,732	$201,960	$204,007

AMN Healthcare Services, Inc.
Additional Supplemental Non-GAAP Disclosures
Reconciliation of  Guidance Operating Margin to
Guidance Adjusted EBITDA Margin
(unaudited)

Three Months Ended
December 31, 2019

Operating margin	8.2%
Depreciation and amortization	3.0%
EBITDA margin	11.2%
Share-based compensation	0.6%
Acquisition, integration, and other costs	0.2%
Adjusted EBITDA margin (7)	12.0%

————————
(1)
Share-based compensation for the nine months ended September 30, 2019 was impacted by two modifications during the first quarter and effective in 2019, a new vesting condition that resulted in accelerated expense recognition.

(2)
Acquisition, integration, and other costs of $9,602,000 and $18,787,000 for the three and nine months ended September 30, 2019, respectively, include net increases in the fair value of contingent consideration liabilities for recently acquired companies of $4,441,000 and $2,283,000, respectively, and extraordinary legal expenses of approximately $2,100,000 and $6,700,000, respectively. Beginning in 2019, we exclude the impact of extraordinary legal expenses from the calculation of adjusted EBITDA because we believe that these expenses are not indicative of the Company’s operating performance.

(3)
During the third quarter of 2018, the Company recorded increases to its legal accruals established in connection with settlement agreements entered into during September and October 2018 in two class actions related to wage and hour claims, both of which were paid during 2019. For the three months ended September 30, 2018, the increases amounted to $12,140,000. Since the settlements are largely unrelated to the Company’s operating performance, we excluded the impact on adjusted EBITDA and adjusted diluted EPS for the three months ended September 30, 2018. Amounts recorded in prior quarters in these two class actions and legal accruals related to other matters are immaterial and their impact was not excluded from adjusted EBITDA or adjusted diluted EPS.

(4)
Adjusted EBITDA represents net income plus interest expense (net of interest income) and other, income tax expense, depreciation and amortization, acquisition and integration costs, extraordinary legal expenses, legal settlement accrual increases and share-based compensation. Management believes that adjusted EBITDA provides an effective measure of the Company’s results, as it excludes certain items that management believes are not indicative of the Company’s operating performance and is a measure used in the Company’s credit agreement and the indentures governing our 5.125% Senior Notes due 2024 and our 4.625% Senior Notes due 2027. Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to income from operations or net income as an indicator of operating performance. Although management believes that some of the items excluded from adjusted EBITDA are not indicative of the Company’s operating performance, these items do impact the statement of comprehensive income, and management therefore utilizes adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income.

(5)	Adjusted EBITDA margin represents adjusted EBITDA divided by revenue.

(6)
Segment operating income represents net income plus interest expense (net of interest income) and other, income tax expense, depreciation and amortization, unallocated corporate overhead, acquisition and integration costs, extraordinary legal expenses, legal settlement accrual increases and share-based compensation.

(7)	Guidance percentage metrics are approximate.

* * *

If you have any questions regarding these responses, please do not hesitate to contact the undersigned at (858) 350-3271 or Todd Champeau at (858) 509-3527.

Very truly yours,

/s/ Brian M. Scott
Brian M. Scott
Chief Financial Officer
AMN Healthcare Services, Inc.

cc:	Doug Jones
Securities and Exchange Commission
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP